MAIL STOP 05-11


      November 17, 2004

Tim Coupland, President
Dynamic Gold Corp.
675 West Hastings Street
Suite 200
Vancouver, BC Canada V6B 1N2


      Re:	Dynamic Gold Corp.
   Registration Statement on Form SB-2
      File No. 333-119823
      Filed October 19, 2004

Dear Mr. Coupland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please supplementally provide any artwork, photographs, or maps that are to be inserted in your prospectus. We may have comment on its contents. Please note that inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations.

2. We note that this registration statement covers 47.5% of the shares outstanding and 100% of the outstanding shares not owned by your two officers/directors. Supplementally, please explain why this is not an offering that is "by or on behalf" of the registrant.

3. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the staff for our review.

4. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

	Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

Registration Statement Cover Page

5. Please include the IRS Employer Identification Number when received.

Prospectus Cover Page

6. The prospectus cover page should be limited to the information required by Item 501 of Regulation S-B. Therefore, please remove the statement that the offering price was based upon the last sale of common stock to investors.

Summary, page 5

7. Please include the zip code in the address for your principal executive offices.

8. Please provide the definition of "exploration stage corporation" as set forth in Guide 7(a)(4) of the Securities Act Industry guides.
Provide similar disclosure in the business section.

9. We note that the word gold is in both the name of your company and property. If applicable, please clarify that you are in exploration for other minerals in addition to gold. Clarify throughout the prospectus.

10. You state that you own "one property." It appears, however, that the Crown owns the property and that the company`s only right to the property consists of mining claims that are held in trust by Dan Patrie Exploration Ltd. Please revise to clarify this point throughout the prospectus.

11. If true, please revise this section to clarify that you have achieved loses since inception, have no operations, have been issued a going concern opinion and rely upon the sale of your securities or loans from management to fund operations. Provide similar disclosure under the subheading "General" in the Business section.

Risk Factors, page 6

12. Please revise your first paragraph to indicate that you discuss all material risk in this section.

13. The statement in the second risk factor that "the likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake" is a generic risk. Please remove.

14. Risk factor 5 appears to be a risk that is included in risk factor 1. Please consider combining risk factors 1 and 5 or revising the fifth risk factor to focus on the risk noted in the subheading.

15. Please revise the sixth risk factor subheading to specifically refer to the going concern raised by the independent auditor`s report.

16. The tenth risk factor, discussing penny stocks, is a generic risk factor. Please remove.

17. Please provide a risk factor to discuss the fact that the claims are held in trust for the company rather than directly by the company and the resultant risk.

18. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.

Selling Shareholders, page 10

19. Please disclose if any of your selling shareholders are affiliates of brokers-dealers. If applicable, please include a representation, that each affiliate:
* Purchased your securities in the ordinary course of business, and
* At the time of purchase of the shares to be resold, the seller had no agreements or understandings, directly or indirectly, with any purchaser to distribute the shares.
If you cannot provide this representation, please advise supplementally.

Plan of Distribution, page 14

20. We note your statement that you are "bearing all cost relating to the registration of the common stock." (Emphasis ours) Please disclose, as indicated in Note 1 on page F-6, that "costs of this offering will be paid for from proceeds from advances from shareholders and an anticipated equity financing." Also, please disclose whether any shareholders have agreed to provide such advances. We may have further comment.

Directors, Executive Officers, Promoters and Control Persons, page
16

21. We note your statement on page 17 and in risk factor 8 that Tim
Coupland will devote 25% of his time to your company. We refer to the Form 20-F for Alberta Star Development Corp. ("Alberta Star") filed for on June 1, 2004 for the period ended November 30, 2003.
Item 4.4 of the referenced filing states Mr. Coupland devotes 90% of his time to Alberta Star at a salary of $5,000 a month. Please advise regarding this discrepancy or reconcile the noted statements.

22. For all mining entities that your management had prior or present involvement, please revise to disclose the efforts made to date to explore, develop and/or produce or refine any minerals.

23. Please revise to indicate the approximate number of hours per week your management will devote to company business.

24. We note your mention of CKD Ventures Ltd. Please revise to describe CKD Ventures` line of business.

25. Considering that your management, particularly Mr. Coupland, could encounter business opportunities that benefit other companies they are associated with, it appears that a conflict of interest may arise. Please discuss and consider including a risk factor addressing any potential conflicts of interest.

Security Ownership of Certain Beneficial Owners and Management,
page
18

26. Please revise to include persons and group of persons that beneficially own more that five percent of your shares. Please refer to Item 403 of Regulation S-B and accompanying instructions.

Description of Business, page 20

27. Disclose:
* The nature of your ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* In a table, provide names, claim or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres. Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.

28. For your property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:
* A map(s) showing the location of your properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

29. Please clearly state, if true, that you are not a blank check company subject to Rule 419 and that you have no intention to merge with or acquire another company in the foreseeable future.

30. Please define the terms "legal feasibility" and "logging road."

31. According to the state of Nevada website, you are delinquent in state reporting requirements.

32. Please revise to explain how you would "exploit" mineral deposits.

33. We refer to the last sentence on page 20. Please consider revising the sentence to enhance comprehension. For instance, please elaborate on the "expenditure requirements under the property agreement." Additionally, please clarify your reference to "development of property." If there is an additional property agreement, other than exhibit 10.1, please file as a material agreement.

34. We note that the claims were recorded in Mr. Patrie`s name and that he holds the mineral claims in trust. Please clarify whether this resulted in the company acquiring the mineral claim. We note disclosure in the summary and this section that you acquired one mineral claim and disclosure in note 3 to the financial statements that you have acquired a mineral property. Please revise or advise.

35. Please define the term "economic mineralization". If applicable, please refer to Guide 7(b)(6) of the Securities Act Industry guides and revise accordingly.

36. Please revise to disclose the business purpose of having the title of Sobeski Lake held in trust.

37. On page 21, we note your statement that "Red Lake provides most
services and supplies . . . . as well as a ready supply of
experienced exploration personnel." Please disclose whether you have entered into any agreements or negotiations, preliminary or otherwise, with any personnel or geologists to help you with the exploration of the mineral claim.


38. Your disclosure only encompasses the exploration for economic mineral deposits. In the event that deposits are discovered, it appears that you do not have the capabilities to remove and refine those minerals. Please revise to discuss if you intend to interest other entities in the development, removal, and/or refinement of any minerals you may discover during your exploration.

39. Please provide the basis for the statement that "total gold production from the district exceeds 20 million ounces and current reserves likely comprise a similar volume" or else delete.

Geological Report: Sobeski Lake Gold Property

40. You note that Mr. Ostensoe has provided a geologic report on the
Sobeski Lake property. Supplementally provide a copy of the report, and a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.
Please refer to Rule 436 of Regulation C.

41. Please provide the basis for the statement that "we anticipate that the northern part of the Red Lake camp will become the focus of increased exploration activity and enhance the value of our claims" or else remove.

42. Please provide greater details regarding your proposed exploration plan. Also, include the anticipated time frame for commencing and completing each phase. Lastly, discuss the anticipated sources of funding.

Compliance with Government Regulation

43. Please disclose any fees or exploration costs that must be incurred to maintain the mineral claims and disclose whether they will be paid by your company or by Mr. Patrie.

44. We refer to your statements concerning work permits. Since the permits are free, please disclose any efforts made to acquire a permit or reasons for not pursuing one. Disclose the anticipated time frame for obtaining the work permits.

45. We note your statement that you do not know the cost associated with regulatory compliance. We also note your statement that you have "budgeted for regulatory compliance cost." Please expand your discussion regarding the budgeted compliance cost. Also, explain the source of your budgeted compliance costs in light of the current limited cash resources of the company.

Research and Development Expenditures

46. We note your statement that you "have not incurred any other research or development expenditures." Please revise to include the cost associated with the geological report mentioned on page 22.
Please refer to Item 101(b)(10) of Regulation S-B.

47. Please disclose the competitive business conditions and the small business issuer`s competitive position in the industry, as required by Item 101(b)(4) of Regulation S-B.

Plan of Operation, page 24

48. Please add a section discussing liquidity and capital resources.
The discussion and analysis should highlight known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.

49. Please disclose the current cash balance as of the most recent practicable date and disclose how long you can currently satisfy your cash requirements, as required by Item 303(a)(1)(i) of Regulation
S-
B.

50. In risk factor 1, we note that as of October 14, 2004, you had zero cash holdings and that you "do not currently have sufficient funds to conduct initial exploration." We note on page 24 that you
"have enough funds on hand to complete these phases, which have a combined estimated cost of $15,000." Please revise to reconcile these statements.

51. In risk factor 1, we note that "[t]he most likely source of future funds . . . is through the sale of equity capital," and the "only other anticipated alternative . . . would be a sale of a partial interest in" your property. (Emphasis ours.) Please reconcile that with your statement on page 24 that your "management is prepared to provide [you] with short-term loans. . . ."

52. Please elaborate on phase two of your exploration programs.
Revise to disclose the number of people needed, the time it will take to complete phase two, and the necessity of employing a qualified geologist to oversee your programs.

53. Please revise to disclose any expected hiring due to the commencement of your plan of operation. Please refer to Item
303(a)(iv) of Regulation S-B.

54. Please revise to provide more detail relating to your anticipated sources of financing for the next 12 months. Please provide a timeline illustrating the points in time you will pursue each financing option. Also, discuss the order of preference for your financing options.

55. We note the possible loans from management. Please disclose whether management has agreed to provide such funding and if they are legally obligated to provide such funding. If not, please clearly state and also disclose that there is no guarantee management will provide any funding.

56. We note your statement that "[w]e do not have any arrangements in place for any future equity financing." We also note in Note 1 on page F-6 that you have "an anticipated equity financing." Please elaborate on this anticipated equity financing. In addition, you repeat the first noted sentence twice on page 24. Please revise to eliminate one of them.

Description of Property, page 25

57. We note in the previous section that you incurred "office and miscellaneous cost of $156." In this section you state that you do not own or lease any other property. Please revise to explain you office arrangement.

Financial Statements, page 28

Note 3, Mineral Property

58. The disclosure that "the Registrant acquired a 100% undivided right, title and interest in and to four mineral claims, known as the
Sobeski Lake Gold Property may not be totally accurate. You
disclose
on page 21, under the Caption, "Title to the Sobeski Lake Gold Property" that the claims will be held in trust by Dan Patrie of Dan
Patrie Exploration Ltd, of Ontario, Canada.  You also disclose that
if the Trustee becomes bankrupt or transfer the Claims to a third party, you may incur significant legal expenses in enforcing your
interest in the Claims in Ontario Courts.   Tell us more about
this
risk and revise Note 3 to disclose if the registrant can ever possess legal mining claims for Land in British Columbia. Note 3, makes reference to 24 claim units, whereas throughout the document reference is to four mineral claims. Please correct this apparent inconsistency.

Updated Financial Statements and Consent

59. Provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B.


Available Information, page 29

60. Please provide the disclosure required by Item 101(c)(1) and
(2)
of Regulation S-B.

Part II
Recent Sales of Unregistered Securities

61. Please disclose the exemption relied upon in the May 2004 issuance of common stock to Messrs. Coupland and Game and the facts supporting reliance upon the exemption.

Exhibits

62. Please file any instruments defining the rights of security holders, as required by Item 601(b)(4) of Regulation S-B.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Solomon Cromwell at (202) 942-2876. Questions on other disclosure issues may be directed to Duc Dang at (202) 824-5508,
or
to Pamela Howell, who supervised the review of your filing, at
(202)
942-1954. Questions pertaining to the engineering comments may be directed to Roger L. Baer, Mining Engineer, at (202) 942-2965.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	Joseph I. Emas
	Fax: (305) 531-1274



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Dynamic Gold Corp.
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